January 28, 2010

Mr. Dominic Minore
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

      Re:   Touchstone Funds Group Trust
            File Nos. 33-70958 and 811-8104

Dear Mr. Minore:

This will confirm our telephone conversation on Thursday, January 21, 2010 regarding the 485(a) filing made by the Touchstone Funds Group Trust ("Registrant") on November 27, 2009. Your comments and the Registrant's responses are set forth below:

PROSPECTUS

Comment

In regards to the prior performance information for each sub-advisor, you asked that we disclose the performance numbers net of all fees charged to each composite. You asked that we specify what fees are charged to each composite.

Response

The requested change has been made.

Comment

On the front cover of the prospectus, you asked that we remove the following verbiage:

In addition, this Prospectus should be kept for future reference.

Multiple Classes of Shares are offered in this Prospectus.

Response

The requested change has been made.

Comment

On the table of contents page, you asked that we remove all verbiage excluding the table of contents page numbers.

Response

The requested change has been made.


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Comment

For each fund, under the section "The Fund's Fees and Expenses," you asked that we provide the page number of the sections referenced in the prospectus and statement of additional information.

Response

We believe referencing the section names is sufficient information for the shareholder since these sections will be included in the corresponding document's table of contents.

Comment

You asked that we confirm that for those funds that do not include an acquired fund fees and expenses line item, that these funds have less than one basis point of acquired fund fees and expenses.

Response

We are confirming the statement above.

Comment

You asked that we confirm that for those funds that use the following line items in their expense tables, that gross expenses exceed net expenses. You also asked that we file the expense limitation agreement with Part C.

Fee Waiver and/or Expense Reimbursement
Total Annual Fund Operating Expenses After Fee Waiver and/or Expense
Reimbursement

Response

We are confirming the statement above and we will file the expense limitation agreement with Part C.

Comment

You asked that we add the word "Fund" to the sentence below that is a footnote to each expense table.

This expense limitation will remain in effect until at least January 27, 2011 but can be terminated by a vote of the Board of Trustees of the Fund if they deem the termination to be beneficial to the Fund shareholders.

You asked that we include a sentence in the same footnote referring to the section in the prospectus where more information can be found regarding the expense limitation agreement.

Response

The requested change has been made.


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Comment

You asked that we add the phrase "the one year" to the sentence below that is included in each expense example for each fund.

The example also assumes that your investment has a 5% return each year and that the Fund's operating expenses remain the same (reflecting the one year contractual fee waiver).

If any of the funds charge sales loads on reinvested dividends or other distributions, you asked that we include the required disclosure per Item 3(4)(d) of the Form N-1A instructions.

Response

The requested change has been made and we are confirming that none of the funds charge sales loads on reinvested dividends or other distributions.

Comment

You have requested that we explain whether the Healthcare Company sector universe maintained by Frank Russell & Co. is an appropriate source to find companies to invest in for the Touchstone Healthcare and Biotechnology Fund.

Response

Based upon discussions with the sub-advisor, we believe the companies included within the Healthcare Company sector universe maintained by Frank Russell & Co. are appropriate and Frank Russell & Co. is a well known industry accepted source for security index and sector classifications.

Comment

You have requested that we explain whether the Healthcare and Biotechnology Fund's policy to engage in frequent and active trading conflicts with its investment goal to achieve long-term capital appreciation.

Response

We believe that the Healthcare and Biotechnology Fund's policy to engage in frequent and active trading does not conflict with its investment goal. The sub-advisor manages the entire portfolio in a manner it believes will provide capital appreciation over longer term periods. We do not believe that frequent and active trading is inconsistent with achieving this goal.


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Comment

You asked that we move the following sentence from the paragraph that explains the risks of non-diversified funds that is included under each non-diversified fund's key risks section. You asked that we move it to another section of the prospectus.

The Fund will adhere to the less rigorous diversification standards of the Internal Revenue Code.

Response

We have removed the sentence from the prospectus.

Comment

For each fund, you asked that we rename the section "The Key Risks" to "The Principal Risks."

Response

The requested change has been made.

Comment

For each fund, in regards to the section titled "The Fund's Performance," you requested that we change the verbiage and format of this section to more closely match Item 4(b)(2)(i) of the Form N-1A instructions. In regards to the paragraphs explaining the fund's advisor and sub-advisor history as well as the paragraphs explaining the inception dates of each class of funds and how performance is related to these classes, you asked that we condense these paragraphs to one sentence and consider moving the rest of the information to the prospectus.

Response

The requested change has been made.

Comment

For each fund, in regards to the section titled "Portfolio Manager(s)," you requested that we remove the date that states how long each portfolio manager has held their current title. You also requested that we add the word "the" to the following phrase.

Managing the Fund since [date]

Response

The requested change has been made.


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Comment

For each fund, in regards to the section titled "Portfolio Manager(s)," you requested that we remove the date that states how long each portfolio manager has held their current title. You also requested that we add the word "the" to the following phrase.

Managing the Fund since [date]

Response

The requested change has been made.

Comment

For each fund, in regards to the section titled "Buying and Selling Fund Shares," you requested that we remove the last sentence from the section.

Response

We believe the sentence is helpful to the shareholder as it states where and how they can find more information regarding the buying and selling of fund shares. For this reason, we believe the sentence should remain in the paragraph.

Comment

For each fund, in regards to the section titled "Tax Information," you requested that we change the verbiage of this section so that it more closely matches Item 7 of the Form N-1A instructions.

Response

The requested change has been made.

Comment

For each fund, in regards to the section titled "Payments to Broker-Dealers and Other Financial Intermediaries," you requested that we change the verbiage of this section so that it states the following:

If you purchase the Fund through a broker-dealer or other financial intermediary (such as a bank), the Fund and its related companies may pay the intermediary for the sale of Fund shares and related services. These payments may create a conflict of interest by influencing the broker-dealer or other financial intermediary and your salesperson to recommend the Fund over another investment. Ask your salesperson or visit your financial intermediary's web site for more information.


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

Response

The requested change has been made.

Comment

In regards to the footnotes under the expense tables of the funds that have acquired fund fees and expenses, you asked that we remove the footnote that gives an explanation of acquired fund fees and expenses. You also requested that we remove the defined term (AFFE) from the expense table where applicable.

Response

We have condensed the footnote down to reflect the disclosure discussed in Item 3(3)(f)(vii) of the Form N-1A instructions. We have removed the defined term
(AFFE) from the applicable expense tables.

Comment

In regards to the Premium Yield Equity Fund, under the section "The Fund's Principal Investment Strategies," you asked that we define what equities securities are in the following sentence. You also asked that if equity securities include junk rated convertible debt, that we include the appropriate risk disclosure.

The Touchstone Premium Yield Equity Fund invests, under normal market conditions, at least 80% of its assets in equity securities without regard to market capitalization.

You also asked that we define the term "equity securities" for any other funds that have equity securities as part of their principal investment strategy.

Response

The requested change has been made. We are confirming that the fund does not intend to invest in convertible debt that is junk rated.

Comment

In regards to the Short Duration Fixed Income Fund, under the section "The Fund's Key Risks," you asked that we move the first sentence of each paragraph discussing mortgage-backed securities and asset-backed securities to the section "The Fund's Principal Investment Strategies."

Response

The requested change has been made.


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Comment

In regards to the Emerging Markets Equity Fund, under the section "The Fund's Principal Investment Strategies," you asked that we remove the phrase "such as" in the following sentence and replace it with "which includes."

The Touchstone Emerging Markets Equity Fund invests, under normal market conditions, at least 80% of its net assets (including borrowings for investment purposes) in equity securities, which includes common stock, preferred stock, convertible bonds and warrants, of companies located in emerging markets.

Response

The requested change has been made.

Comment

In regards to the Global Equity Fund, under the section "The Fund's Principal Investment Strategies," you asked that we define the phrase "significant business operations" in the following sentence.

The Fund will invest significantly (generally 40% or more of the Fund's assets) in equity securities of companies domiciled outside the U.S. or with significant business operations and/or assets outside the U.S.

Response

The requested change has been made.

Comment

In regards to the section titled "Can a Fund Depart From its Normal Investment Strategies," you asked that we change the word "Normal" to "Principal."

Response

The requested change has been made.

Comment

In regards to the section titled "What are Some of the Other Risks of Investing in the Funds," you asked that we change the word "Other" to "Non-Principal."


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Response

The requested change has been made.

Comment

In regards to the each sub-advisor's prior performance presentation, you asked that we insert the word "substantially" when discussing each composite's investment strategy and types of accounts as compared to the fund.

Response

The requested change has been made.

Comment

In regards to the Sands Capital Management prior performance presentation, you asked that we confirm that any mutual funds that have a similar investment strategy as the Touchstone Fund are included in the composite presentation.

Response

We are confirming that Sands Capital Management does not manage any mutual funds with the same strategy and/or format as the Touchstone Fund thus no mutual funds are included in the composite.


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In connection with this filing, the Trust acknowledges that: (1) the Trust is responsible for the adequacy and accuracy of the disclosure in the filing; (2) staff comments or changes to disclosure in connection with this filing, reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and (3) the Trust may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact the undersigned at 513-878-4066 if you have any questions or need any additional information.

Very truly yours,

/s/ Jay S. Fitton

Jay S. Fitton
Secretary

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